January 22, 2010

Anthony L. Dowling
Associate General Counsel
Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

    Re: JNLNY Separate Account I
           Jackson National Life Insurance Company of New York
           Initial Registration Statement on Form N-4
           File Nos. 333-163323 and 811-8401

Dear Mr. Dowling:

    The staff has reviewed the above-referenced registration statement, which the Commission received on November 24, 2009. We have given the registration statement a selective review based on your representation that this filing is substantially similar to another Jackson National Life Insurance Company variable annuity product, File Nos. 333-155675, 811-8664, that was previously reviewed by the staff. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-163323.

1. Cover Page (p. 1)

    a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

    b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

    c. Please disclose that: 1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company's creditors and 2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

d. Please disclose in the Withdrawals subsection of the Key Facts page that excess or noncompliant withdrawals under certain living benefit riders offered in the prospectus may result in a reduction or (premature) termination of those benefits and of those riders.

e. Please explicitly state in the first sentence of the second to the last paragraph that this contract includes a contract enhancement. Please also put that first sentence into plain English.

f. Please explain to staff what is intended by the reference to "on-going precedential interpretations and practices" that introduces the Registrant's statement (on the second page of the cover page) describing its reliance upon the exemption provided by Rule 12h-7 under the Securities Act of 1934 Act. *See* I.C. Release No. 33-8996 (January 8, 2009).

2. Glossary (p. 1)

a. Please clarify the definition of Contract Year to describe how Contract Year is calculated, *e.g.*, does the first Contract Year end on the first contract anniversary or the day before the first contract anniversary.

b. Please clarify the definition of Contract Enhancement, *e.g.*, describe exactly what amount (specified percentage of premium) is credited to the Contract Value (as opposed to premium payment).

3. Owner Transaction Expenses Table (pp. 3-4)

a. Please clarify (at page 3) the base upon which the recapture charge is imposed, *i.e.*, the reference to "corresponding premiums withdrawn."

b. Please revise the presentation of the withdrawal charges table at page 3 and the contract enhancement recapture charge table at page 4 to clarify the time periods intended to be covered by overlapping descriptions of Completed Years, *e.g.*, 0-1, 1-2.

c. In the discussion of recapture in footnote 2 on page 4, please give a reference to the section later in the prospectus that explains in greater detail how the recapture charge is imposed.

d. Please confirm to staff that there is no separate charge for the contract enhancement feature of this contract.

4. Periodic Expenses Table (pp. 4-9)

Please clarify in the first sentence of footnote 10 on page 7 whether the .0375% and .81% charges for the Guaranteed Minimum Withdrawal Benefit (GMWB) With 5-

Year Step-Up are monthly charges or are deducted over some other period of time. Please make this same clarification for the 5% GMWB With Annual Step-Up, the 6% GMWB With Annual Step-Up, the For Life GMWB with Bonus and Annual Step-Up, and the Joint For Life GMWB With Bonus and Annual Step-Up in the first sentences of footnotes 11, 12, 13, and 14 respectively on pp. 7-8.

5. Total Annual Fund Operating Expenses (pp. 10-12)

a. Please supplementally advise staff of the fiscal year represented by the fund operating expenses and, if necessary, provide updated fund operating expense tables for staff review.

b. Please confirm to staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements but does appropriately reflect acquired fund expenses. *See* Form N-4, Item 3, Instruction 18.

6. Example (pp. 13)

a. Please confirm to staff that the fee figures in the example do not reflect any incremental increase attributable to the contract enhancement that would be credited based on a $10,000 investment. *See* Form N-4, Item 3, Instruction 21.

b. Please confirm to staff that the example reflects the most expensive contract options and that the examples do not include any fee waivers or reimbursements. *See* Form N-4, Item 3, Instruction 21. Please also clarify in the preamble what is the most expensive combination.

7. Withdrawal Charge (pp. 30-32)

a. Please clarify whether the withdrawal charge on withdrawals in excess of the free withdrawal amount are imposed only on the amount in excess or on the entire amount of the withdrawal. *See* first bullet at the top of page 31.

b. Please clarify whether the withdrawal charge on withdrawals that exceed required minimum distributions (RMDs) are imposed only on the amount in excess or on the entire amount of the withdrawal. *See* second and third bullets at the top of page 31.

c. Please clarify the timing of how withdrawal charges are imposed given the overlapping description of Completed Years in the Withdrawal Charge table on page 31.

8. Contract Enhancement Recapture Charge (pp. 32-33)

a. Please clearly highlight (on page 32) the circumstances under which a recapture charge will be imposed. Please consider using bullets or some other method.

b. Please clarify the timing of how recapture charges are imposed given the overlapping description of Completed Years in the Recapture Charge table on page 32.

c. Please clarify in the first paragraph on page 33 whether the recapture charge will be imposed upon amounts remaining in the contract or from the amount withdrawn.

d. In the last sentence of the first paragraph on page 33, please clarify that the dollar amount recaptured from the corresponding purchase payment will never exceed the dollar amount of the contract enhancement added to the contract with respect to that purchase payment.

e. Please clarify (at page 33) how the recapture charge will be imposed where a withdrawal is taken that exceeds the free withdrawal amount, *e.g.*, will the recapture charge be imposed only with respect to premiums corresponding to the excess amount above the free withdrawal amount or those corresponding to the entire withdrawal amount.

f. Please clarify (at page 33) how the recapture charge will be imposed where a withdrawal is taken that exceeds the RMD under the Internal Revenue Code (IRC), *e.g.*, will the recapture charge be imposed only with respect to premiums corresponding to the excess amount above the RMD or those corresponding to the entire amount withdrawn.

g. Please make conforming changes to the description of the recapture charge in the Optional Contract Enhancements section on pp. 45-46.

9. Optional Death Benefit – Highest Anniversary Value Death Benefit Charge (p. 33)

Please clarify the reference to "new issues" in the second sentence of this paragraph.

10. Optional Death Benefit – LifeGuard Freedom 6 DB Charge (pp. 33-34)

a. Please revise the second sentence of the last paragraph of the section to clarify in plain English the consequences of the method used to collect the charge.

b. Please clarify whether charges in excess of contract value are waived as is the charge for the corresponding GMWB charge.

11. For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (p. 36)

Please explain supplementally to staff any additional consequences when the charge for this rider exceeds the amount of contract value as described in the first paragraph of this section. Please make this same clarification for the joint version of this rider on page 37.

12. Contract Enhancements (pp. 45-46)

a. Please confirm that the contract enhancements feature of this contract is not optional and is automatically issued with the contract. Please also confirm that there is no separate charge for this feature.

b. Please clarify (in the first bullet at the bottom of page 45) how the recapture charge will be imposed on partial withdrawals in excess of the free withdrawal amount, *e.g.*, is the reference to "free withdrawals" an amount or a frequency and will the recapture charge be imposed only on the excess amount above the free withdrawal amount or on the entire withdrawal amount.

c. Inasmuch as withdrawals necessary to satisfy RMDs will be subject to a recapture charge if the withdrawal amount exceeds the RMD amount, please include this circumstance in the bullets at the bottom of page 45.

d. Please explicitly state (in the third full paragraph on page 46) that there may be circumstances in which a contractowner could be worse off by purchasing this contract with the contract enhancement.

13. Waiver of Withdrawal and Recapture Charges for Extended Care (p. 50)

a. Please clarify how the waiver of withdrawal charges for purposes of the Extended Care Benefit will operate, *e.g.*, will charges be waived only on withdrawals made after the first ninety days of nursing home/hospital confinement and must the contractowner remain in the hospital for charges to be waived.

b. Please clarify if recapture charges are also waived as stated at the bottom of page 45.

14. Dollar Cost Averaging, Earnings Sweep, Rebalancing (p. 135)

Please clarify the reference to restrictions applicable to these options in the last sentence of the paragraph describing each of these options.

15. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

16. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

17. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Please respond to these comments with a letter to me and pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products